Global X Funds
220 Fifth Avenue, 20th Floor
New York, NY 10001

October 27, 2008

John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-1A for Global X Funds (File No. 333-151713)

Dear Mr. Grzeskiewicz:

On June 16, 2008, and August 15, 2008, Global X Funds (“Registrant”) filed a Registration Statement on Form N-1A and Pre-Effective Amendment No. 1 to such Registration Statement relating to an offering of shares of beneficial interest in the Registrant. The Registrant is also separately filing today a second pre-effective amendment to that Registration Statement to update certain disclosure and provide additional exhibits.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant and the Registrant’s principal underwriter, SEI Investments Distributors Co., hereby respectfully requests that the effective date of its Registration Statement be accelerated so that it will be effective at 4 p.m., Eastern Time, on October 30, 2008, or as soon as practicable thereafter.

In connection with this request, the undersigned officer of the Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please call the Registrant’s counsel Jane A. Kanter (202.261.3302) of Dechert LLP, if you have any questions.

Sincerely yours,

\s\ Bruno del Ama

Bruno de Ama

President

Global X Funds

The Undersigned hereby joins in the above request.

\s\  Maxine J. Chou

SEI Investments Distributors Co.,
CFO and COO